National Australia Bank Limited ABN 12 004 044 937
500 Bourke Street
Melbourne VIC 3000
Australia

Telephone: 613-8641-3500

September 29, 2006

Mr Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

USA

Dear Mr Walker

National Australia Bank Limited

Form 20-F for the Fiscal Year Ended September 30, 2005 (“2005 20-F”)

Filed December 2, 2005

File No. 001-9945

Thank you for your letter dated September 14, 2006 in follow up to your letter dated August 3, 2006 and our response of August 21, 2006 in relation to the above filing.  This letter covers the comments in your letter of September 14, 2006 and our responses (according to the captions within your letter).

References in this correspondence to the “Group” are to National Australia Bank Limited and its controlled entities.  All currency amounts are expressed in Australian dollars.  Page references are references to pages of the 2005 20-F unless otherwise stated.  References to loan loss provision and allowance for loan losses are used interchangeably in this letter.

References to AGAAP are to the standards issued by the Australian Accounting Standards Board and the basis on which the Group’s September 30, 2005 financial statements were prepared. References to AIFRS relate to the Group’s adoption of Australian Equivalents to International Financial Reporting Standards.  The Group is required to apply AIFRS as the primary basis of accounting in Australia from October 1, 2005.

Reconciliations of Non-GAAP Measures, page 8

1.         We read your response to prior Comment 2 in our letter dated August 3, 2006.  It appears you are proposing to provide additional information which would aid the reader’s recalculation of the per share basis non-GAAP financial measures. However, the guidance provided by Item 10(e) of Regulation S-K and by Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that it is critical to present a reconciliation of any non-GAAP per share measure to the GAAP measure of earnings per share.  Please provide in your response letter a reconciliation of each per share non-GAAP financial measure to the GAAP financial measure of earnings per share and revise your future filings to include these reconciliations.

2.         Response:

A reconciliation of each per share non-GAAP financial measure to the GAAP financial measure is provided in the following table. We will include an equivalent schedule in future filings where we include non-GAAP earnings per share measures.

	Group
	2005	2004	2003	2002	2001
	$	$	$	$	$

Basic earnings per share	2.52	1.97	2.49	2.06	1.22
Adjusted for:
Significant revenue	(1.60)	(0.65)	—	(1.73)	(3.45)
Significant expenses	1.42	1.11	—	2.11	4.46
Tax expense/(benefit) on significant items	(0.06)	(0.20)	—	(0.12)	0.24
Basic earnings per share before significant items	2.28	2.23	2.49	2.32	2.47

Basic earnings per share	2.52	1.97	2.49	2.06	1.22
Adjusted for:
Movement in the excess of net market value of life insurance controlled entities (EMVONA)	(0.21)	0.09	0.11	0.10	(0.33)
Income tax expense/(benefit) on EMVONA	(0.01)	(0.10)	0.03	—	0.11
Amortisation of goodwill	0.06	0.07	0.06	0.06	0.11
Basic cash earnings per share	2.36	2.03	2.69	2.22	1.11
Adjusted for:
Significant revenue	(1.60)	(0.65)	—	(1.73)	(3.45)
Significant expenses	1.42	1.11	—	2.11	4.46
Tax expense/(benefit) on significant items	(0.06)	(0.20)	—	(0.12)	0.25
Basic cash earnings per share before significant items	2.12	2.29	2.69	2.48	2.37

Diluted earnings per share	2.48	1.96	2.44	2.03	1.21
Adjusted for:
Significant revenue	(1.53)	(0.63)	—	(1.65)	(3.30)
Significant expenses	1.36	1.06	—	2.01	4.28
Tax expense/(benefit) on significant items	(0.06)	(0.19)	—	(0.12)	0.24
Diluted earnings per share before significant items	2.25	2.20	2.44	2.27	2.43

Diluted earnings per share	2.48	1.96	2.44	2.03	1.21
Adjusted for:
Movement in the excess of net market value of life insurance controlled entities (EMVONA)	(0.20)	0.09	0.10	0.09	(0.32)
Income tax expense/(benefit) on EMVONA	(0.01)	(0.10)	0.02	—	0.11
Amortisation of goodwill	0.06	0.07	0.06	0.06	0.11
Diluted cash earnings per share	2.33	2.02	2.62	2.18	1.11
Adjusted for:
Significant revenue	(1.53)	(0.63)	—	(1.64)	(3.30)
Significant expenses	1.36	1.06	—	2.01	4.28
Tax expense/(benefit) on significant items	(0.06)	(0.19)	—	(0.12)	0.24
Diluted cash earnings per share before significant items	2.10	2.26	2.62	2.43	2.33

Note 56 – Reconciliation with US GAAP and other US GAAP disclosures

Note 56(j) – General provision for doubtful debts

3.         We read your response to prior Comments 7 and 8.  Your response indicates that in order to comply with AIFRS, you have refined your estimation process in 2005.  You indicate that the resulting adjustment is a change in accounting principle for AIFRS, but a change in accounting estimate for US GAAP.  However, it appears that if you are recording such an adjustment upon the implementation of AIFRS due to this change in accounting principle, and if AIFRS and US GAAP are considered to be equivalent, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle.  SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance.  Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide – Depository and Lending Institutions and EITF D-80, has not recently changed.  Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years.  Please tell us:

•             how you concluded that the refinements you made to your process in 2005, as outlined in your response to prior comment 7 of our letter dated August 3, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

•             in a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

•             how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

Response:

We have provided a detailed response to this question below. For ease of reading, we have split our response into a number of sections. These are:

(i)            Comparison between AGAAP, AIFRS and US GAAP.

(ii)         Approach adopted for US GAAP for 30 September 2004 and 2005 20-F filings.

(iii)      Specific changes to our loan loss provisioning approach upon adoption of AIFRS.

(iv)     Change in estimate or accounting principle?

(v)        Consideration of appropriateness of previously reported US GAAP allowance for loan losses.

(i)           Comparison between AGAAP, AIFRS and US GAAP

AGAAP, AIFRS and US GAAP all provide guidance in respect of the appropriate manner in which to determine loan loss provisions. However the level of specificity in these requirements varies.

AGAAP is the least prescriptive with limited specific guidance in relation to how loan loss provisions should be determined. US GAAP (including requirements set out in FAS 5, FAS 114, FRR 28, SAB 102 and EITF D-80) provides more specific guidance. Given this, the Group has historically applied an approach consistent with US GAAP for its local AGAAP provisioning calculation. This has ensured that, other than the adjustment made in 2004 as reported on page 241 of the 2005 20-F and explained in our letter of August 21, 2006, there is no reconciling difference between AGAAP and US GAAP.

The Group has achieved this through the adoption (in 1999) of a dynamic provisioning methodology. This enabled the Group to adopt a systematic approach to determination of loan loss provisions consistent with the principles of SAB 102. This methodology draws extensively on actual historical loss experience data and the Group’s detailed internal loan grading system in order to determine a reliable provisioning estimate. This is discussed in further detail below.

By contrast, AIFRS is the most prescriptive accounting standard in relation to loan loss provisioning. It is regarded internationally as consistent with US GAAP in general principle and intention, but contains more granular specific requirements in a number of areas as compared to US GAAP. As mentioned in our letter of August 21, 2006 these include:

•                  increased guidance on the identification of objective evidence of impairment; and

•                  the calculation and recognition of losses incurred but not reported at balance sheet date.

Despite the varying specific requirements, across the various jurisdictions the accounting standards are seeking to achieve one objective; to ensure that a company applies an appropriate and consistent approach in determining a reliable estimate of the level of losses inherent in a company’s portfolio as at balance date.

In addition, irrespective of the specific approach adopted, it is fully recognised by all accounting standard setters that the loan loss provisioning calculation is an inherently complex calculation involving significant management judgment and is reliant upon high quality historical loss experience data. As a result, it is acknowledged that there is no one ‘right answer’ with regards to loan loss provisioning and that there is a tolerable range within which loan loss provisions can fall and still be compliant with the relevant accounting standards. The varying level of prescription in the accounting standards therefore determines the size of the range that may be appropriate.

Following consideration of the requirements of the various standards under AGAAP, US GAAP and AIFRS, our data indicated that AIFRS had the tightest range. It also indicated that both our AGAAP approach and our approach under AIFRS were compliant with US GAAP. However given the more specific requirements of AIFRS, certain changes were required to our AGAAP methodology in order to achieve AIFRS compliance.

(ii)       Approach adopted for US GAAP for 30 September 2004 and 30 September 2005 20-F filings

30 September 2004

As discussed above, historically (up to and including the 30 September 2004 20-F) the Group has applied a dynamic loan loss provisioning calculation that has enabled the Group to comply with both the US GAAP and local AGAAP requirements. This is based on application of a systematic approach to determination of loan loss provisions consistent with the principles of SAB 102 and other related guidance. Specific factors incorporated into these calculations in order to determine a reliable provisioning estimate include:

•                  extensive use of actual historical loss experience data;

•                  segregation of the portfolio into industry and product groupings, and application of historical loss experience data specific to these groupings;

•                  use of the Group’s detailed internal loan grading system to further segregate loan book into groups of assets with common risk characteristics;

•                  application of management judgment in ensuring loan loss provisioning numbers reflect the current economic conditions and credit risks that management observe in analysing the Group’s loan portfolios;

•                  consideration of recent changes in economic and credit environment, including factors such as:

•                       levels of delinquencies and impaired loans;

•                       charge-offs and recoveries;

•                       changes in risk selection and underwriting standards; and

•                       collections and other processes.

This approach is covered by detailed supporting documentation. The provisioning levels are subject to review and sign-off by senior management and ultimately the Board of Directors.

The Group considers that the approach described above was appropriate and enabled the Group to be compliant with US GAAP requirements (1) for the 30 September 2004 and prior years.

30 September 2005

For the 30 September 2005 20-F the Group chose to align its US GAAP provisioning methodology with that required under AIFRS. This was because the Group was in the process of transitioning its local reporting within Australia to AIFRS. An AIFRS compliant opening balance sheet at 1 October 2005 was produced as part of this transition and incorporated adjustments to AGAAP loan loss provisioning estimates in order to comply with the AIFRS requirements.

Given that it is generally recognised that AIFRS and US GAAP principles for loan loss provisioning are broadly consistent, the Group believed it was appropriate to ensure that the closing US GAAP loan loss provision at 30 September 2005 was equal to the opening AIFRS loan loss provision at 1 October 2005. As a result, for 2005, the systematic methodology developed for AIFRS was adopted for the US GAAP loan loss provision calculation.

This change resulted in an adjustment through income in the Group’s US GAAP reconciliation for the year ended 30 September 2005 of $194 million ($136 million after tax). As explained in more detail below, the AIFRS process uses more granular information than was used by the prior approach and, accordingly, management believes it produces a more accurate estimate.

(iii)   Specific changes to our loan loss provisioning approach upon adoption of AIFRS

In overall terms, no fundamental accounting principle changes have been made to our loan loss provisioning calculation. Specifically the methodology:

•                  still seeks to determine a reliable estimate for the level of losses inherent in our loan book at balance date;

(1) One reconciling difference between AGAAP and US GAAP was identified and disclosed. Refer page 241 of 2005 20-F.

•                  is still determined using statistically based models that estimate probable losses that have been incurred based upon historical loss experience; and

•                  is still reliant upon key assumptions such as probability of default (PD) and loss given default (LGD).

The table below provides a reconciliation between our 30 September 2005 published AGAAP loan loss provisions and our 1 October 2005 AIFRS (and US GAAP) loan loss provisions.

	AGAAP 30 Sept 05	Reclasses		AIFRS adjustments	AIFRS 1 Oct 05
	$m	$m		$m	$m

Specific/individual provisions	358	—		5	363

General/collective provisions	2,064	(120)		(355)	1,589

Total provisions against loans recorded at amortised cost	2,422	(120	)(1)	(350)	1,952

Reclassification to loans/other financial instruments recorded at fair value (1)	—	120		—	120

Reconciliation to published US GAAP reconciliation

$m
AIFRS adjustments per above	350
Prior year US GAAP reconciliation adjustment (as published)	(156)

2005 US GAAP adjustment (as published)	194

(1)  Under AASB 139, under certain circumstances loans are permitted to be designated as ‘held at fair value’ (known as the ‘fair value option’) and recorded on the balance sheet at fair value. A credit risk adjustment is still made against these loans but it is recorded separate from the loan loss provision in the balance sheet. For US GAAP purposes, the fair value adjustment on these loans will be reversed as US GAAP does not permit use of the fair value option. However the credit risk adjustment will remain, as it represents the required loan loss provision under US GAAP against these loans.

Commentary on the individual adjustments that have been made to the Group’s AGAAP/US GAAP loan provision to align with that required by AIFRS are set out below. Alongside this is a comparison with the relevant US GAAP requirements and consideration of why the change did not result in identification of an error in US GAAP numbers in prior periods.

General/collective provisioning

•                  Alignment of criteria against which ‘objective evidence of impairment’ is determined with those specified in AASB 139 (paragraph 59). This has resulted in the application of more specific criteria in determining impairment. No specific impairment indicators identified in US GAAP.

•                  More specific approach to calculation of losses incurred but not reported at balance sheet date. Previously the general provision for loan losses had been determined based on analysis of the whole loan portfolio without explicit segregation into performing and arrears brackets and determination of a loss emergence period. Under AIFRS the portfolio has been divided and analysed separately between (1) those where evidence of impairment is already evident and (2) those that are currently performing and an emergence period has been determined and applied across the various portfolios. US GAAP requires provisions to be raised for estimated probable losses in the loan portfolio at balance date. Both the AGAAP and AIFRS approaches are consistent with these requirements, with the AIFRS approach providing further refinement to the estimation of these losses.

•                  Approach applied to retail loans revised from a loss rate approach to a roll rate (migration) approach. The loss rate approach applied broad assumptions around the level of losses incurred within the portfolio, but did not distinguish between the different categories of past due loans (ie a loan that was 30 days past due was treated the same way as a loan 60 days past due). The roll rate approach is a more advanced approach to estimation, and applies differing provisions to the different ‘days past due’ time brackets, increasing as the past due status deteriorates. This enables the provision to be more responsive to the changing quality of the portfolio. US GAAP is specific about requiring a systematic approach taking account of historical experience and other factors to be applied. However it does not specify any one particular approach that should be taken to comply with this.
EITF D-80 does acknowledge that use of a company’s own migration data is permitted in determining the level of loan loss allowance.

Specific provisioning

•                  In relation to specific provisioning there has only been one small ($5m) adjustment to specific provisioning upon adoption of AIFRS. This adjustment arises due to the AIFRS requirement to calculate the provision based on the present value of future expected cash flows. Previously discounting was not applied. This change better aligns our accounting in this area with FAS 114 requirements. Note that, as discussed in our response letter to the SEC in respect of comments received on our 2002 20-F, this adjustment has, and continues to be, of an immaterial nature.

(iv)     Change in estimate or accounting principle?

As noted in your question, the transition of the Group’s local reporting from Australian GAAP to AIFRS from 1 October 2005 results in a change to the Group’s loan loss provisioning. This was not however, as indicated in your question, treated as a change in accounting principle.

AASB 1, “First Time Adoption of Australian Equivalents to International Financial Reporting Standards,” (AASB 1) requires the Group’s first financial statements under AIFRS (30 September 2006 Annual Report) to be prepared in accordance with AIFRS. However AASB 1 does not specifically require the Group to conclude on whether each of the transitional adjustments applied are changes in estimates or principle.

The question of whether the change was a change in estimate or principle is therefore only relevant to consideration of the appropriate treatment under US GAAP. In this regard, the facts considered in concluding that the adjustment was a change in accounting estimate and not a change in accounting principle were as follows:

•      the changes related to refinements to estimates given the more specific guidance provided in AASB 139;

•                  the changes arise in part due to the availability of additional and improved data supporting our loan loss provision estimates (eg roll rates);

•                  the refinements did not result in any change in the underlying accounting principles applied, but were limited to the estimation process around application of certain of these principles (eg segmentation of data); and

•                  application of the AASB 139 requirements did not identify any errors in prior period reported numbers.

The conclusion is supported by reference to APB Opinion 20 which states that “Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus an error is distinguishable from a change in estimate.”

(v)         Consideration of appropriateness of previously reported US GAAP allowance for loan losses

Based on the above information, the Group still believes that the previously reported US GAAP loan loss allowance (reported in the US GAAP reconciliation) was compliant with US GAAP requirements. No errors in prior period reporting for the loan loss allowance have been identified. The adjustment upon transition to AIFRS represents a refinement to the Group’s overall loan loss allowance under US GAAP and has been applied purely to align the Group’s US GAAP and AIFRS calculations.

We hope that the above information is of assistance to you in further understanding the approach we have taken for our 2005 20-F filing, specifically in relation to loan loss provisioning. Please contact me if you have any further questions in respect of this.

Yours sincerely

Michael Ullmer
Finance Director and CFO
National Australia Bank Limited